FILED BY EXPRESS SCRIPTS, INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: EXPRESS SCRIPTS, INC.,
ARISTOTLE HOLDING, INC. AND MEDCO HEALTH SOLUTIONS, INC.
COMMISSION FILE NO. 0-20199
Written Testimony of George Paz, Chairman and Chief Executive Officer Express Scripts Inc.
Before the House Judiciary Committee Subcommittee on Intellectual Property, Competition, and the Internet
Hearing on “The Proposed Merger between Express Scripts and Medco”
September 20, 2011
Introduction
Chairman Goodlatte, Ranking Member Watt, and Members of the Subcommittee, my name is George Paz and I am the Chairman and Chief Executive Officer of Express Scripts, Inc. Express Scripts is headquartered in St. Louis, Missouri and has more than 13,000 employees located in 13 states including Arizona, Florida, Indiana, New York, Ohio, Pennsylvania and Texas.
I wish to thank the subcommittee for the privilege to testify and share my perspective on why and how the proposed merger of Express Scripts and Medco Health Solutions will be a win/win for the nation’s patients and its public and private purchasers. It is my hope that today’s hearing will also make clear why failure to finalize and approve the merger will eliminate one of the best prospects we know to secure safer, better and more affordable pharmaceutical coverage and care for tens of millions of Americans.
Express Scripts is one of more than 40 pharmacy benefit managers, or PBMs, operating in the United States. Every year, Express Scripts is hired by thousands of small businesses, Fortune 500 employers, Taft-Hartley funds, managed care plans, and state and local governments to manage the pharmacy benefits for more than 50 million patients.
Clients appreciate what we do to help them provide cost-saving, medically appropriate prescription drug coverage for American workers and families. Failure to produce savings and value for our customers means they turn to our competitors or attempt to manage the costs themselves. We are quite proud, however, that our clients “re-elect” us 98% of the time. Several of our more widely known clients such as, Blue Cross Blue Shield of Northeast Pennsylvania, Blue Cross Blue Shield of Massachusetts, MetLife and Lowes have contracted with Express Scripts for more than a decade.
Express Scripts is a genuine American success story. We have grown rapidly over our 25-year history, bringing innovation to the marketplace, driving out unnecessary or expensive spending in the pharmacy benefit and making medicines safer and more affordable. Since being founded in 1986, much has changed in the world. One overriding principle that forms the bedrock of our company never wavered: our goals will always fully align with our clients’ needs.
Simply and most accurately put, we and our competitors in the PBM industry are successful when our clients save money through lower employer and employee health premiums and/or reduced out-of-pocket costs while at the same time enhancing safety and more positive medical outcomes. To the extent we fail to deliver on that promise, we fail to retain and sustain our client base and business model.
PBMs Lower Prescription Drug Costs for Consumers & Payers
At Express Scripts, we work hard on behalf of our clients to rein in high drug costs, improve patient outcomes, advance the practice of pharmacy, and assist law enforcement in critical efforts to stop fraud, waste and prescription drug abuse. With nearly four billion prescriptions filled in the United States last year alone1, pharmacy is the most frequently used part of health care and demands the sophisticated tools and expertise only PBMs can bring to bear.
Express Scripts’ fundamental mission is to make medicines safer, more affordable and more accessible. PBMs make prescription drugs more affordable for clients by creating old-fashioned American competition among brand-name and generic drug manufacturers as well as among more than 60,000 chain drugstores, mass merchandisers, independent pharmacies, and grocery pharmacies. We “ride the same horse” with our clients, helping them benefit directly from our bargaining know-how and world-class clinical initiatives.
At a time when many Americans struggle to afford their medications, sometimes having to choose between a rent check and the prescription to keep their diabetes under control, our role has real meaning in the lives of so many. When a patient visits a pharmacy, she leaves with both peace of mind and the right medication to improve her health and well-being. Whether a patient realizes it or not, through our rapid and robust high-tech adjudication process, more than 100 safety checks occurred before she left the pharmacy. These safety checks avoid costly drug interactions, contraindications, and other harmful medication errors. PBMs save lives and deliver real value for millions of Americans every day.
PBM-Generated Competition Lowers Drug Prices
PBMs have had tremendous success in driving down prescription drug costs for patients and payers. In doing so, PBMs have relied upon a wide range of tools and techniques, including expanded access to less costly, medically appropriate generic drugs, step therapy programs, and home delivery pharmacy. According to our data, Express Scripts members utilizing our full complement of tools enjoy an additional annual average savings of over 11 percent per year. These savings are in addition to the discounts from negotiating with drug makers, which average 27 percent below the average cash price consumers would pay at a retail pharmacy for brand name drugs and 53 percent below the retail cash price for generic drugs.2
The decisions we make and the innovations we bring forward are rooted in the best clinical data available anywhere in the world. A key tool PBMs rely upon to increase competition in the prescription drug supply chain begins with a Pharmacy and Therapeutics (P&T) Committee. Comprised of an independent group of highly-trained physicians and pharmacists, these panels review every marketed prescription medication to ensure safety, clinical appropriateness, and establish coverage parameters to guide formulary (the list of covered medications) development. These P&T Committees are focused solely on the clinical benefit of these medicines and are not involved in negotiations with pharmaceutical manufacturers, contracting with network pharmacies, or any other aspect of a PBM’s business. The P&T Committee develops independent, science-based clinical parameters consistent with best medical practices, which PBMs use to build innovative programs and negotiate with drug makers to compete at the lowest price.

[1]	http://www.imshealth.com/deployedfiles/ims/Global/Content/Corporate/Press%20Room/Top-line%20Market%20Data/2010%20Top-line%20Market%20Data/2010 Distribution Channel by RX.pdf

[2]	US GAO “Effects of Using Pharmacy Benefits Managers on Health Plans, Enrollees and Pharmacies” GAO-03-196

Perhaps a P&T Committee’s role can be best explained through the example of a class of medications that treat high blood cholesterol (hyperlipidemia). Payers, whether health plans, employers or the federal government, spend more on prescription medications in this class than any other group of medications. Within this therapeutic class, there are dozens of available treatments. Looking just at statins, a sub-class that lowers LDL cholesterol, there are seven different medications available. As the P&T Committee reviews this class, clinicians examine all the available data, weed out the “me-too” drugs from truly novel therapies, and determine that a clinically comprehensive formulary should include generic medications and only one high-potency statin. With only one high-potency statin needed on the formulary, the manufacturers of these products blindly bid at the lowest possible price in an effort to ensure placement on the formulary. Price variation in this class is significant, with the monthly treatment costs varying from $11 to more than $2003.
In 2010, brand drug makers increased prices on statins by an average of 9.3 percent. Yet because of Express Scripts’ sophisticated negotiating tools, our clients’ exposure to this increase was limited to 6.3 percent — which translates to a 32 percent discount for clients. Our business model is a winning formula for patients, payers, and the entire health care system. Each of our clients makes their own choice about how to use these savings. Some use the savings to offset premium increases. Others offer these savings to patients through reduced copayments, coinsurance, or through copayment waivers altogether. Interestingly, the number of patients receiving treatment for high-blood cholesterol actually increased last year, addressing a public health concern well documented by the Centers for Disease Control and Prevention (CDC)4.
PBMs are creating competition in the drug supply chain. If a dozen different prescription medications treating the same condition were all covered by a health plan at identical levels, drug makers would be incentivized to maximize prescription drug prices to whatever level the market would bear. Instead, the use of independent P&T Committees creates a market dynamic where the manufacturers of these products must compete with one another for placement on the plan formulary. The result — patients and plan sponsors save money and have better health outcomes.
PBMs Have Driven Dramatic Decline in Drug Trend in the Past Decade
The emergence of PBMs correlates directly with the reduction in the rate of growth in prescription drug costs. In the late 1990s, the rate of growth in the cost of pharmaceuticals was at an all-time high annual growth rate of 18 percent. This growth rate was simply unsustainable. Employers seeking to rein in costs were desperate for help and began turning to PBMs in earnest for solutions. Throughout the 2000s, the annual rate of growth was reduced gradually to just 5 percent in 2009.5 This historic decline in drug trend is attributed to a variety of factors,

[3]	http://www.consumerreports.org/health/resources/pdf/best-buy-drugs/StatinsUpdate-FINAL.pdf

[4]	Kuklina EV, Shaw KM, Hong Y. Vital Signs: Prevalence, Treatment, and Control of High Levels of Low-Density Lipoprotein Cholesterol-United States, 1999-2002 and 2005-2008. Morbidity and Mortality Weekly Report. 2011;60(4):109-114. Available at: http://www.cdc.gov/mmwr/pdf/wk/mm6004.pdf Accessed February 4, 2011.

[5]	National Health Expenditure Data from the Centers for Medicare & Medicaid Services. https://www.cms.gov/NationalHealthExpendData/downloads/highlights.pdf Accessed September 14, 2011.

including the expanded use of cost-effective generic alternatives. Trend management tools that promote the use of generic drugs are the single most potent tool to lower drug spending. Largely because of the leadership from companies like mine, the use of generic drugs has saved American patients and payers $824 billion in the last decade alone6.
Medicare Part D: Working as Congress Intended to Lower Seniors’ Drug Costs
Medicare and more than 40 million older Americans and people with disabilities have also benefitted from PBMs’ tool and techniques. Prior to the advent of Medicare Part D in 2006, about one in three Medicare beneficiaries lacked prescription drug coverage. Without comprehensive drug coverage provided through PBMs, millions of seniors every month faced agonizing choices that either meant forgoing needed medications or diverting scarce resources away from rent or food to pay for their prescriptions. Working together on a bipartisan basis, Congress passed historic legislation in 2003 modernizing Medicare by adding a much-needed prescription drug benefit.
Despite dire predictions by some of high costs and low participation, Medicare Part D has exceeded expectations. Beneficiary satisfaction is very high, with seniors enjoying broad access to a wide range of medicines. Plan participation is robust, with dozens of health plans and PBMs acting as prescription drug plan (PDPs) sponsors or Part D sub-contractors. Premiums are far lower than originally forecast and the program has come in under budget. In fact, the Center for Medicare and Medicaid Services announced in early August that 2012 Medicare Part D premiums will actually go down for the first time in the program’s six year history. This is due to competition amongst Medicare Part D plans (administered by PBMs) and increased generic utilization.7 While there are important distinctions between Medicare Part D and how PBMs operate in the commercial marketplace — particularly how Part D’s design protects drug makers from competition for certain classes of drugs — Part D nonetheless builds on many of PBMs’ core business functions.
Improving Patient Care through Prescription-Drug Adherence Programs
While Express Scripts and Medco have built very different capabilities to serve their patients, we have a shared mission to protect working families and small businesses from high prescription drug costs. Express Scripts has advanced this goal by applying behavioral sciences to healthcare to understand the reasons why patients may not always adhere to their medications. More than half of all patients fail to engage in behaviors consistent with their intentions. This disconnect between patient intent and reality results in the wasting of more than $18 million of pharmacy benefits each and every day. Imagine if our system could recoup even a modest portion of this waste? These resources could be allocated much more effectively in other parts of the system.
Express Scripts helps close this intent-behavior gap and improve patient outcomes through the application of behavioral sciences. Inherently, we all want to use the least costly medicine,

[6]	http://www.gphaonline.org/about-gpha/about-generics/case/generics-providing-savings-americans

[7]	http://www.hhs.gov/news/press/201lpres/08/20110804a.html

delivered as safely as possible. Any number of barriers can come along that trip us up—leading to non-adherence, financial waste and poor outcomes. We cut through the noise and create simple to execute programs allowing people to act on their best intentions. While Express Scripts has focused on improving compliance, Medco has made a key priority of managing chronic illness through Therapeutic Resource Centers (TRCs). TRCs focus on patients diagnosed with different chronic diseases and employ an array of specially trained clinicians to optimize therapy effectiveness, maximize health outcomes by improving adherence, and help patients avoid adverse drug interactions. While our clinical capabilities are very different, we share the same goal and these capabilities will be a powerful complement to one another when the merger receives regulatory approval and is finalized.
Let me leave you with another example of how this combination will improve healthcare. You recall the excitement around the mapping of the human genome. We were promised a golden era of medicines. By and large, that promise has not been fulfilled. By bringing together our companies’ complementary expertise in behavioral sciences and pharmacogenomics, we have the potential to truly deliver on the real promise of personalized medicine: ensuring that patients get the right treatment at the right time for the best outcome.
Reducing Pharmacy Fraud, Waste and Abuse
Another shared goal of Express Scripts’ and Medco’s business is driving waste out in the pharmacy benefit, deterring fraud, and reducing prescription drug abuse. In 2010, Americans unnecessarily spent more than $400 billion on their health care, and risked their lives and health, by choosing the wrong medication, pharmacy or through simple but all-too-frequent non-adherence to their doctors’ instructions8. Beyond wasteful prescription drug spending, these costs include unnecessary hospitalizations, testing and treatment in costly emergency rooms. These are very real problems with costs across the entire health system and PBMs are the most advanced partners to provide common-sense solutions.
As much as 1 percent of prescription drug costs result from fraud, waste, and abuse9. With Americans spending $307 billion just on prescription drugs in 2010, this amounts to several billions of dollars in unnecessary costs to our system. Our clients already rely on us to help detect and prevent fraud, waste and abuse. Through advanced high-tech programs and processing systems, we save clients millions of dollars in wasteful pharmacy spending. Beyond saving money for our clients and patients by preventing this wasteful, and in some cases criminal behavior, our merger can bring new resources to bear for law enforcement to address America’s other drug problem - prescription drug abuse.
Examples of fraud in the pharmacy marketplace are plentiful. A few years ago, six pharmacists, a doctor, and five drug dealers in Texas were convicted for conspiracy to divert more than 1.7 million tablets of prescription pain killers for illicit sale and use. The $30 million scheme involved pharmacists repeatedly refilling fraudulent prescriptions that were dispensed to drug dealers. These criminal enterprises have become so wide-spread, several states have enacted anti-“pill mill” legislation to detect and end this kind of prescription drug abuse.

[8]	Express Scripts. 2010 Drug Trend Report.

[9]	Pharmaceutical Care Management Association. White paper on Fraud, Waste and Abuse. July 2011.

The combination of Express Scripts and Medco’s systems will create a new tool for law enforcement when investigating potentially criminal prescribing or dispensing patterns. With data from more than 65,000 pharmacies across the country, doctor-shopping, polypharmacy, and other instances of fraud can be stopped like never before.
Expanded Clinical Offerings
Express Scripts and Medco both have significant clinical capabilities to serve all of our patient groups. By combining these offerings, we can pioneer new drug safety systems, create new resources for public health, and continue to advance evidence-based medicine to better serve our patients.
Express Scripts has been on the cutting edge of improving patient safety. Through a combination of our P&T committee expertise, our vast database of prescription drug utilization, and post-marketing surveillance, Express Scripts identified serious safety concerns with Vioxx® more than six months before the FDA withdrew market approval. By combining with Medco, we will have even more clinical data that can create the largest and best real-time early warning drug safety system in the world.
This combined clinical data is also useful to public health. As various government agencies monitor epidemiology, or track supply chain disruptions in the United States, our resources will provide comprehensive data that have never before existed. The FDA, CDC, DEA and FEMA could all benefit from the comprehensive warehouse of supply chain data to track, distribute and respond to public health emergencies.
We also intend to continue our focus on evidence-based medicine that improves the safety and cost-effectiveness of prescription drugs. The growing availability of generic alternatives has already created enormous opportunities to better manage prescription drug spending.
Advancing Specialty Pharmacy Services
An Express Scripts-Medco merger will facilitate the advancement of specialty pharmacy services for patients facing the challenges of diseases like cancer, MS, leukemia, and hepatitis C among others. Express Scripts is very proud of our specialty pharmacy capabilities. We are committed to providing the best in class specialized care to patients with chronic, complex diseases with medications that can cost tens or even hundreds of thousands of dollars per year. Our specialty pharmacy programs keep patients adherent to injectable and infusible therapies, avoid more costly treatment settings, and improve the livelihood of our patients. Our specialty pharmacies also partner with drug makers, the Food and Drug Administration, and the Drug Enforcement Agency because of the need for post-marketing surveillance. Narrow distribution channels are necessary for drugs that are sometimes schedule III controlled substances. Specialty pharmacy is a complex market with competition both inside and outside of the pharmacy benefit, including retail pharmacies across the nation.

We Will Protect American Families from the Rising Cost of Prescription Medicines
A combined Express Scripts and Medco will be well-positioned to protect American families from the rising cost of prescription medicines. The Federal Trade Commission, the country’s only regulatory agency tasked with both consumer protection and competition, is reviewing the competitive effects of our merger. After its thorough review, the FTC will make its determination as to whether the proposed transaction passes muster under the antitrust laws.
The PBM marketplace is highly competitive and dozens of PBMs compete for business in various payer streams providing coverage to roughly 260 million Americans. This marketplace consists of large group, small group, and individual insurance markets, Taft-Hartley union plans, and an array of separate public programs, including Medicare, Medicaid, Children’s Health Insurance Program (CHIP), TRICARE, state employee benefit plans, and the federal employees’ program (FEP). More than 20 different PBMs service the Fortune 500 employers and the advent of the Medicare Part D program has dramatically increased the number of prescription drug benefit offerers.
While a focus on historical market shares ignores the highly complex and dynamic nature of the marketplace and how PBM business is bid and won, by our estimates, the combined historical shares of the companies would be approximately 30 percent. This range falls well inside the parameters of mergers which have passed antitrust regulatory review.
The benefits of this merger are numerous and will accrue to patients, employers, clinicians, and payers alike by:
•	Generating greater cost savings for patients and plan sponsors;

•	Closing gaps in care and achieving greater adherence through behavioral approach and clinical strengths;

•	Providing leadership and resources required to drive out waste and improve health outcomes;

•	Utilizing shared expertise to better manage the cost and care associated with specialty drugs — the biggest driver of costs in the drug supply chain; and

•	Responding to the national call for a more affordable and accountable healthcare system.
In conclusion, our health care system is at a crossroads. Consumers want the protection that comes from comprehensive coverage providing high-quality, affordable care, including pharmacy benefits. Employers, already struggling in a difficult economy, are seeking greater value for their health care spending and are looking for a calm port amidst the storm of rising costs and middling outcomes. Policymakers are combing through our nation’s accounting ledgers and finding Medicare and Medicaid awash in red ink.

The proposed merger of Express Scripts and Medco will not resolve all of the challenges facing our health care system, but it is an affirmative step in the right direction. The merger of Express Scripts and Medco will help make prescription drugs more affordable for seniors, people with disabilities and working families. It will also help small businesses and large employers better compete in a global economy by helping to rein in their medical costs. Finally, a combined Express Scripts and Medco will help deliver real savings to Medicare and Medicaid beneficiaries and put our nation’s fiscal footing on a stronger foundation.
Thank you for the opportunity to testify today and to explain the consumer benefits and enhanced competition that will arise with a merged Express Scripts-Medco.
I look forward to answering any questions you may have.
* * *

FORWARD LOOKING STATEMENTS
Cautionary Note Regarding Forward-Looking Statements
This material may include forward-looking statements, both with respect to us and our industry, that reflect our current views with respect to future events and financial performance. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may,” “would” and similar statements of a future or forward-looking nature may be used to identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond our control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. We believe that these factors include, but are not limited to, the following:
STANDARD OPERATING FACTORS
•	Our ability to remain profitable in a very competitive marketplace is dependent upon our ability to attract and retain clients while maintaining our margins, to differentiate our products and services from others in the marketplace, and to develop and cross sell new products and services to our existing clients;

•	Our failure to anticipate and appropriately adapt to changes in the rapidly changing health care industry;

•	Changes in applicable laws or regulations, or their interpretation or enforcement, or the enactment of new laws or regulations, which apply to our business practices (past, present or future) or require us to spend significant resources in order to comply;

•	Changes to the healthcare industry designed to manage healthcare costs or alter healthcare financing practices;

•	Changes relating to our participation in Medicare Part D, the loss of Medicare Part D eligible members, or our failure to otherwise execute on our strategies related to Medicare Part D;

•	A failure in the security or stability of our technology infrastructure, or the infrastructure of one or more of our key vendors, or a significant failure or disruption in service within our operations or the operations of such vendors;

•	Our failure to effectively execute on strategic transactions, or to integrate or achieve anticipated benefits from any acquired businesses;

•	The termination, or an unfavorable modification, of our relationship with one or more key pharmacy providers, or significant changes within the pharmacy provider marketplace;

•	The termination, or an unfavorable modification, of our relationship with one or more key pharmaceutical manufacturers, or the significant reduction in payments made or discounts provided by pharmaceutical manufacturers;

•	Changes in industry pricing benchmarks;

•	Results in pending and future litigation or other proceedings which would subject us to significant monetary damages or penalties and/or require us to change our business practices, or the costs incurred in connection with such proceedings;

•	Our failure to execute on, or other issues arising under, certain key client contracts;

•	The impact of our debt service obligations on the availability of funds for other business purposes, and the terms and our required compliance with covenants relating to our indebtedness; our failure to attract and retain talented employees, or to manage succession and retention for our Chief Executive Officer or other key executives;
TRANSACTION-RELATED FACTORS
•	Uncertainty as to whether Express Scripts, Inc. (Express Scripts) will be able to consummate the mergers with Medco Health Solutions, Inc. (Medco) on the terms set forth in the merger agreement;

•	The ability to obtain governmental approvals of the mergers;

•	Uncertainty as to the market value of Express Scripts merger consideration to be paid and the stock component of the Medco merger consideration;

•	Failure to realize the anticipated benefits of the mergers, including as a result of a delay in completing the mergers or a delay or difficulty in integrating the businesses of Express Scripts and Medco;

•	Uncertainty as to the long-term value of Express Scripts Holding Company (currently known as Aristotle Holding, Inc.) common shares;

•	Limitation on the ability of Express Scripts and Express Scripts Holding Company to incur new debt in connection with the transaction;

•	The expected amount and timing of cost savings and operating synergies; and

•	Failure to receive the approval of the stockholders of either Express Scripts or Medco for the mergers.
The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in Express Scripts’ most recent reports on Form 10-K and Form 10-Q and the risk factors included in Medco’s most recent reports on Form 10-K and Form 10-Q and other documents of Express Scripts, Express Scripts Holding Company and Medco on file with the Securities and Exchange Commission (“SEC”). Any forward-looking statements made in this material are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except to the extent required by applicable law, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
This communication is not a solicitation of a proxy from any stockholder of Express Scripts, Medco or Express Scripts Holding Company. In connection with the Agreement and Plan of Merger among Medco, Express Scripts, Express Scripts Holding Company, Plato Merger Sub Inc. and Aristotle Merger Sub, Inc. (the “Merger”), Medco, Express Scripts and Express Scripts Holding Company, intend to file relevant materials with the SEC, including a Registration Statement on Form S-4 filed by Express Scripts Holding Company that will contain a joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDCO, EXPRESS SCRIPTS, EXPRESS SCRIPTS HOLDING COMPANY AND THE MERGER. The Form S-4, including the joint proxy statement/prospectus, and other relevant materials (when they become available), and any other documents filed by Express Scripts, Express Scripts Holding Company or Medco with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by directing a written request to:
Mackenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
PARTICIPANTS IN THE SOLICITATION
Express Scripts, Express Scripts Holding Company and Medco and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of either Express Scripts and Medco in connection with the Merger. Information about Express Scripts’ directors and executive officers is available in Express Scripts’ definitive proxy statement, dated March 21, 2011, for its 2011 annual general meeting of stockholders. Information about Medco’s directors and executive officers is available in Medco’s definitive proxy statement, dated April 8, 2011, for its 2011 annual general meeting of stockholders. Other information regarding the participants and description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the joint proxy statement/prospectus regarding the Merger that Express Scripts Holding Company will file with the SEC when it becomes available.